

April 30, 2014

Via E-mail
Mahendra Singh Mehta
Chief Executive Officer
Sesa Sterlite Limited
20 EDC Complex
Patto, Panaji
Goa 403001, India

     Re: **Sterlite Industries (India) Limited**
             Form 20-F for the Fiscal Year Ended March 31, 2013
             Filed July 30, 2013
             File No. 001-33175

Dear Mr. Mehta:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/Tia L. Jenkins

                          Tia L. Jenkins
                          Senior Assistant Chief Accountant
                          Office of Beverages, Apparel, and Mining